

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

DIVISION OF
CORPORATION FINANCE
Mail Stop 5546

December 7, 2006

Via US Mail and facsimile (312) 621-6644

Mr. Robert C. Lyons
Vice President and Chief Financial Officer
GATX Financial Corporation
500 West Monroe Street
Chicago, IL 60661

Re: GATX Financial Corporation ("the company" or "GATX")
         Form 10-K for the year ended December 31, 2005
         File No.: 001-08319

Dear Mr. Lyons:

        This letter is in response to your November 29, 2006 letter requesting that the staff grant relief from requiring GATX to amend its 2005 Form 10-K to include the separate financial statements of CL Air and Pembroke, two unconsolidated equity investments, required by Rule 3-09 of Regulation S-X.

        We note from your letter that CL Air and Pembroke each exceeded the 20% threshold when applying the significance tests in Rule 1-02(w) due to material impairment charges incurred with respect to each investee. These impairment charges were incurred as a result of the company's decision to sell these investments or the underlying assets in a future period. In addition, all operating activity related to these investments was included in continuing operations for the year ended December 31, 2005, but will be reclassified as discontinued operations beginning with the Form 10-Q for the period ended September 30, 2006.

        Based upon the information provided in your letter, we are unable to grant your request to waive the requirement to include the separate audited financial statements of CL Air and Pembroke from your Form 10-K for the year ended December 31, 2005 as required by Rule 3-09 of Regulation S-X. However, we will not object to you omitting the unaudited financial statements for the years ended December 31, 2004 and 2003.

        The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3403.

                                        Sincerely,

                                        Steven Jacobs
                                        Associate Chief Accountant